                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                NSC Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00062938T1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Gregory T. Sangalis, Senior Vice President,
                         General Counsel and Secretary
                             Waste Management, Inc.
                                First City Tower
                         1001 Fannin Street, Suite 4000
                              Houston, Texas 77002
                                 (713) 512-6200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 12, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------      ----------------------------
       CUSIP No. 00062938T1                     PAGE 2 OF 23 PAGES
-------------------------------------      ----------------------------

--------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Waste Management, Inc.
        IRS Identification No. 73-1309529
--------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2      Not Applicable                  (a) [_]
                                       (b) [_]
--------------------------------------------------------------------------
       SEC USE ONLY
3
--------------------------------------------------------------------------
       SOURCE OF FUNDS*
4      Not Applicable
--------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) [_]
5     Not Applicable
--------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6     Delaware
--------------------------------------------------------------------------
                           SOLE VOTING POWER
                       7
       NUMBER OF                5,380,670

        SHARES             ------------------------
                           SHARED VOTING POWER
     BENEFICIALLY
                       8
       OWNED BY                    0
                           ------------------------
         EACH              SOLE DISPOSITIVE POWER
                       9
       REPORTING                5,380,670

        PERSON             ------------------------
                           SHARED DISPOSITIVE POWER
         WITH         10

      --------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      11  5,380,670
      --------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
      12  [_]
         Not Applicable
      --------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13 54%
      --------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
      14  CO
      --------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 relates to the Statement on Schedule 13D, as amended by Amendments No. 1, 2 and 3 (the "Original Schedule 13D"), filed by Waste Management Holdings, Inc. (formerly named Waste Management, Inc.) ("WMX"), Chemical Waste Management, Inc. ("CWM"), Wheelabrator Technologies Inc. ("WTI"), Rust International Inc. ("Rust International"), Rust Industrial Services Inc. ("Rust Services") and Rust Remedial Services Holding Company Inc. ("Remedial Services"), with respect to the common stock, $.01 par value (the "Common Stock"), of NSC Corporation (the "Issuer"). This Amendment supplements and amends the Original Schedule 13D and should be read in conjunction therewith. Capitalized terms used but not otherwise defined herein have the meanings ascribed them in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b), (c): This Amendment is being filed on behalf of Waste Management, Inc. ("Waste Management"), a Delaware corporation (formerly named USA Waste Services, Inc.) that on July 16, 1998 became the parent of WMX, and the other reporting persons that have previously filed the Original Schedule 13D.

     Waste Management is engaged in providing waste management services on a global basis. The principal executive offices of Waste Management and the other reporting persons are located at 1001 Fannin Street, Suite 4000, Houston Texas 77002. The name, business address and present principal occupation of each of the directors and executive officers of the reporting persons are set forth in Appendix I which is attached hereto and incorporated herein by reference.

     (d), (e): None of the reporting persons nor, to the best of their knowledge, any director or executive officer of any of them listed on Appendix I hereto, has been, during the last five years (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f): Each director and executive officer of the reporting persons listed in Appendix I hereto is a citizen of the United States.


ITEM 4.  PURPOSE OF TRANSACTION.

     Pursuant to an Agreement and Plan of Merger dated as of February 12, 1999 (the "Merger Agreement") by and among NSC Holdings, Inc. ("Holdings"), NSC Acquisition, Inc. ("Merger Sub"), Waste Management and the Issuer, Merger Sub will be merged with and into the Issuer (the "Transaction"). At the effective time of the Transaction, each issued and outstanding share of Common Stock (other than any treasury shares, which will be canceled) will be converted into the right to receive $1.12 cash. As a condition precedent to the Transaction, Waste Management will, pursuant to the Merger Agreement, cause its affiliates to (1) surrender 996,420 shares of Common Stock to the Issuer in exchange for a $1,115,990 subordinated note from the Issuer bearing interest at 11.0% per annum and having a maturity of December 31, 2003, and (2) transfer certain assets of Olshan Demolishing Company, Inc. to a wholly-owned affiliate of the Issuer and surrender a $4,520,000 non-interest bearing note to the Issuer, in exchange for a $2,400,000 subordinated note from the Issuer bearing interest at 12.5% per annum and having a maturity of December 31, 2005.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b): Because of its ownership of 100% of the outstanding shares of the common stock of WMX, Waste Management may be deemed to be the beneficial owner of, and to have shared voting and investment power over, an aggregate of 5,380,670 shares of Common Stock (consisting of 1,370,670 shares held by Remedial Services and 4,010,000 shares held by Rust Services), representing approximately 54% of the outstanding shares of Common Stock. Except as provided in the Merger Agreement (see Item 4) and the Voting Agreement (see Item 6), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. To the knowledge of the reporting persons, none of the directors or executive officers listed on Appendix I hereto beneficially owns any shares of Common Stock.

     (c): Except as otherwise described herein, none of Remedial Services, Rust Services, Rust International, CWM, WTI, WMX or Waste Management, nor, to the best of their knowledge, any director or executive officer listed on Appendix I hereto, has engaged in any transaction in the Common Stock during the past 60 days.

     (d): Subject to the Merger Agreement (see Item 4), Remedial Services and Rust Services have the exclusive right to receive dividends from, or the proceeds from the sale of, all of the shares of Common Stock which they hold, respectively.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Voting Agreement dated as of February 12, 1999 between Holdings and Waste Management, Waste Management has agreed to cause its affiliates to vote the shares of Common Stock they own in favor of the Transaction at any meeting of the Issuer's stockholders during the term of the Voting Agreement. As a result, Waste Management expects the Transaction to be approved and thereby to dispose of its entire beneficial interest in the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 -- Agreement and Plan of Merger dated as of February 12, 1999 by and among NSC Holdings, Inc., NSC Acquisition, Inc., Waste Management, Inc. and NSC Corporation.

     Exhibit 2 -- Voting Agreement dated as of February 12, 1999 by and between NSC Holdings, Inc. and Waste Management, Inc.

     Exhibit 3 -- Agreement dated as of February 12, 1999 by Waste Management, Inc. regarding the filing of this Amendment.

                                   APPENDIX I
                                   ----------

     Set forth below are the names and present principal occupations of each director and executive officer of Waste Management. Except as otherwise set forth below, the business address of each of the persons listed is the same as that set forth in Item 2 for Waste Management.

              Name and                    Position with Waste Management and
          Business Address                   Present Principal Occupation
          ----------------                   ----------------------------
H. Jesse Arnelle                       Director; Of Counsel to Womble, Carlyle,
BB&T Financial Center                  Sandridge and Rice, a law firm
200 West Second Street
Winston-Salem, North Carolina 27101

Pastora San Juan Cafferty              Director; Professor, The University of
The School of Social Services          Chicago
 Administration
969 East 60th Street
Chicago, Illinois 60637

Donald R. Chappel                      Senior Vice President,
                                       Operations/Administration

Ralph F. Cox                           Director; Management Consultant
RABAR Enterprises
4615 Post Oak Place
Suite 140
Houston, Texas 77027

Robert P. Damico                       Senior Vice President, Midwest Area

Earl E. DeFrates                       Executive Vice President and Chief
                                       Financial Officer

John E. Drury                          Director; Chief Executive Officer

Richard J. Heckmann                    Director; Chairman, President and Chief
40-004 Cook Street                     Executive Officer of United States Filter
Palm Desert, CA 92211                  Corporation

Roderick M. Hills                      Director; President, Hills Enterprises,
1200 19th Street, N.W.                 Ltd., a consulting firm
Washington, D.C. 20036

David R. Hopkins                       Senior Vice President, International
                                       Operations

Ronald H. Jones                        Vice President and Treasurer

Richard D. Kinder                      Director; Chairman and Chief Executive
1301 McKinney, Suite 3450              Officer of Kinder Morgan Energy Partners,
Box 67                                 L.P.
Houston, TX 77010

Miller J. Mathews, Jr.                 Senior Vice President, Southern Area

Robert S. Miller                       Director; Chairman of the Board
3003 Butterfield Road
Oak Brook, IL 60523-1100

Paul M. Montrone                       Director; Chairman of the Board,
Liberty Lane                           President and Chief Executive Officer
Hampton, New Hampshire 03842           of Fisher Scientific International Inc.

Susan J. Piller                        Senior Vice President, Employee Relations

John C. Pope                           Director; Chairman of the Board, Motive
818 South Ridge Road                   Power Industries, Inc.
Lake Forest, Illinois 60045

Rodney R. Proto                        Director; President and Chief Operating
                                       Officer

Steven G. Rothmeier                    Director; Chairman and Chief Executive
332 Minnesota Street                   Officer of Great Northern Capital, a
St. Paul, Minnesota 55101              private investment management,
                                       consulting and merchant banking firm

William A. Rothrock                    Senior Vice President, Business
                                       Development

Gregory J. Sangalis                    Senior Vice President, General Counsel
                                       and Secretary

Robert G. Simpson                      Vice President, Taxation

Douglas G. Sobey                       Senior Vice President, Western Area

Bruce E. Snyder                        Vice President and Chief Accounting
                                       Officer

David Sutherland-Yoest                 Senior Vice President, Atlantic Area

Ralph V. Whitworth                     Director, Principal and Managing Partner
4330 LaJolla Village Drive             of Relational Investors, L.P.
Suite 220
San Diego, CA 92122

Charles A. Wilcox                      Senior Vice President, Eastern Area

Jerome B. York                         Director; Vice Chairman of Tracinda
150 S. Rodeo Drive                     Corporation
Suite 250
Beverly Hills, CA 90212

     Set forth below are the names and present principal occupations of each director and executive officer of WMX. Except as otherwise set forth below, the business address of each of the persons listed is the same as that set forth in
Item 2 for WMX.

          Name and                           Position with WMX and
      Business Address                    Present Principal Occupation
      ----------------                    ----------------------------
Donald R. Chappel                  President; Senior Vice President,
                                   Operations/Administration of Waste
                                   Management

Earl E. DeFrates                   Executive Vice President and Chief
                                   Financial Officer; Executive Vice President
                                   and Chief Financial Officer of Waste
                                   Management

Ronald H. Jones                    Vice President and Treasurer; Vice
                                   President and Treasurer of Waste
                                   Management

Gregory T. Sangalis                Director and Senior Vice President and
                                   Secretary; Senior Vice President and
                                   Secretary of Waste Management

Bruce E. Snyder                    Vice President and Chief Accounting
                                   Officer; Vice President and Chief
                                   Accounting Officer of Waste Management

     Set forth below are the names and present principal occupations of each director and executive officer of CWM. Except as otherwise set forth below, the business address of each of the persons listed is the same as that set forth in
Item 2 for CWM.

           Name and                          Position with CWM and
       Business Address                   Present Principal Occupation
       ----------------                   ----------------------------
Donald R. Chappel                  President; Senior Vice President,
                                   Operations/Administration of Waste
                                   Management

Earl E. DeFrates                   Executive Vice President and Chief
                                   Financial Officer; Executive Vice President
                                   and Chief Financial Officer of Waste
                                   Management

Ronald H. Jones                    Vice President and Treasurer; Vice
                                   President and Treasurer of Waste
                                   Management

Gregory T. Sangalis                Director and Senior Vice President and
                                   Secretary; Senior Vice President and
                                   Secretary of Waste Management

Bruce E. Snyder                    Vice President and Chief Accounting
                                   Officer; Vice President and Chief Accounting
                                   Officer of Waste Management

     Set forth below are the names and present principal occupations of each director and executive officer of WTI. Except as otherwise set forth below, the business address of each of the persons listed is the same as that set forth in
Item 2 for WTI.

           Name and                          Position with WTI and
       Business Address                   Present Principal Occupation
       ----------------                   ----------------------------
Donald R. Chappel                  Executive Vice President; Senior Vice
                                   President, Operations/Administration of
                                   Waste Management

Earl E. DeFrates                   Executive Vice President and Chief
                                   Financial Officer; Executive Vice President
                                   and Chief Financial Officer of Waste
                                   Management

Ronald H. Jones                    Vice President and Treasurer; Vice
                                   President and Treasurer of Waste
                                   Management

John M. Kehoe, Jr.                 President
4 Liberty Lane West
Hampton, New Hampshire 03842

Gregory T. Sangalis                Director and Senior Vice President and
                                   Secretary; Senior Vice President and
                                   Secretary of Waste Management

Bruce E. Snyder                    Vice President and Chief Accounting
                                   Officer; Vice President and Chief Accounting
                                   Officer of Waste Management

     Set forth below are the names and present principal occupations of each director and executive officer of Rust International. Except as otherwise set forth below, the business address of each of the persons listed is the same as that set forth in Item 2 for Rust International.

      Name and                 Position with Rust International and
  Business Address                 Present Principal Occupation
  ----------------             ------------------------------------
Donald R. Chappel      President; Senior Vice President,
                       Operations/Administration of Waste
                       Management

Earl E. DeFrates       Executive Vice President and Chief
                       Financial Officer; Executive Vice President
                       and Chief Financial Officer of Waste
                       Management

Ronald H. Jones        Vice President and Treasurer; Vice
                       President and Treasurer of Waste
                       Management

Gregory T. Sangalis    Director and Senior Vice President and
                       Secretary; Senior Vice President and
                       Secretary of Waste Management

Bruce E. Snyder        Vice President and Chief Accounting
                       Officer; Vice President and Chief Accounting
                       Officer of Waste Management

     Set forth below are the names and present principal occupations of each director and executive officer of Rust Services. Except as otherwise set forth below, the business address of each of the persons listed is the same as that set forth in Item 2 for Rust Services.


      Name and                 Position with Rust Services and
  Business Address               Present Principal Occupation
  ----------------             -------------------------------

Donald R. Chappel      President; Senior Vice President,
                       Operations/Administration of Waste
                       Management

Earl E. DeFrates       Executive Vice President and Chief
                       Financial Officer; Executive Vice President
                       and Chief Financial Officer of Waste
                       Management

Ronald H. Jones        Vice President and Treasurer; Vice
                       President and Treasurer of Waste
                       Management

Gregory T. Sangalis    Director and Senior Vice President and
                       Secretary; Senior Vice President and
                       Secretary of Waste Management

Bruce E. Snyder        Vice President and Chief Accounting
                       Officer; Vice President and Chief Accounting
                       Officer of Waste Management

     Set forth below are the names and present principal occupations of each director and executive officer of Remedial Services. Except as otherwise set forth below, the business address of each of the persons listed is the same as that set forth in Item 2 for Remedial Services.

      Name and              Position with Remedial Services and
  Business Address             Present Principal Occupation
  ----------------          -----------------------------------
Donald R. Chappel      President; Senior Vice President,
                       Operations/Administration of Waste
                       Management

Earl E. DeFrates       Executive Vice President and Chief
                       Financial Officer; Executive Vice President
                       and Chief Financial Officer of Waste
                       Management

Ronald H. Jones        Vice President and Treasurer; Vice
                       President and Treasurer of Waste
                       Management

Gregory T. Sangalis    Director and Senior Vice President and
                       Secretary; Senior Vice President and
                       Secretary of Waste Management

Bruce E. Snyder        Vice President and Chief Accounting
                       Officer; Vice President and Chief Accounting
                       Officer of Waste Management

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              WASTE MANAGEMENT, INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: February 12, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management Holdings, Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              WASTE MANAGEMENT HOLDINGS, INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: February 12, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Wheelabrator Technologies Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              WHEELABRATOR TECHNOLOGIES INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: February 12, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Chemical Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              CHEMICAL WASTE MANAGEMENT, INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: February 12, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust International Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              RUST INTERNATIONAL INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: February 12, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Industrial Services Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              RUST INDUSTRIAL SERVICES INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: February 12, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Remedial Services Holding Company Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                    RUST REMEDIAL SERVICES HOLDING COMPANY INC.



                    By: /s/ Gregory T. Sangalis
                       ------------------------
                       Gregory T. Sangalis
                       Senior Vice President and Secretary



Dated: February 12, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

Exhibit 1 Agreement and Plan of Merger dated as of February 12, 1999 by and among NSC Holdings, Inc., NSC Acquisition, Inc., Waste Management, Inc. and NSC Corporation (incorporated by reference to exhibit 99.1 to the Report on Form 8-K dated as of February 12, 1999 filed by NSC Corporation (Exchange Act File No. 018597)).

Exhibit 2 Voting Agreement dated as of February 12, 1999 by and between NSC Holdings, Inc. and Waste Management, Inc. (incorporated by reference to exhibit 99.2 to the Report on Form 8-K dated as of February 12, 1999 filed by NSC Corporation (Exchange Act File
               No. 018597)).

Exhibit 3 Agreement dated as of February 12, 1999 by Waste Management, Inc. regarding the filing of one or more amendments to the Statement on Schedule 13D.